MML Investors Services, LLC and Subsidiaries

Consolidated Statement of Financial Condition
As of December 31, 2020
With Report of Independent Registered
Public Accounting Firm Thereon

This report is filed as a Public document in
accordance with Rule 17a-5(e)(3)

MML Investors Services, LLC and Subsidiaries

Table of Contents



KPMG LLP
One Financial Plaza
755 Main Street
Hartford, CT 06103

Report of Independent Registered Public Accounting Firm

To the Member and the Board of Directors
MML Investors Services, LLC and Subsidiaries:

Opinion on the Consolidated Financial Statement

We have audited the accompanying consolidated statement of financial condition of MML Investors Services, LLC and Subsidiaries (the Company) as of December 31, 2020, and the related notes (collectively, the consolidated financial statement). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

/s/KPMG LLP

We have served as the Company's auditor since 2004.

Hartford, Connecticut
February 18, 2021

MML Investors Services, LLC and Subsidiaries

Consolidated Statement of Financial Condition
December 31, 2020
(Dollars in thousands)

Assets

Cash and cash equivalents	$	61,533
Cash segregated under federal regulations		5,035
Commissions and other receivables		38,176
Receivables from related parties		4,705
Secured demand notes		150,000
Prepaid expenses and other assets		32,878
Taxes receivable		4,498
Deferred tax assets, net		5,353
Total assets	$	302,178

Liabilities and Equity

Commissions and trail commissions payable	$	73,323
Payables to related parties		19,660
Accounts payable and accrued expenses		15,065
Taxes payable		1,799
Deferred revenue		34,175
Subordinated liabilities under secured demand note collateral agreements		150,000
Total liabilities		294,022
Member's equity		3,590
Retained earnings		4,566
Total equity		8,156
Total liabilities and equity	$	302,178

The accompanying notes are an integral part of this consolidated financial statement.

MML Investors Services, LLC and Subsidiaries

Notes to Consolidated Statement of Financial Condition
December 31, 2020
(Dollars in thousands)

(1) Organization

MML Investors Services, LLC ("MMLIS") is an indirect wholly-owned subsidiary of Massachusetts Mutual Life Insurance Company ("MassMutual" or "Parent"). MMLIS is the retail broker-dealer for MassMutual's career agency system and offers a wide variety of investment products and services through MassMutual agents and brokers, including open-end mutual funds, fee-based investment advisory programs, limited partnerships, variable insurance products, unit investment trusts, and general securities.

MMLIS is registered as a broker-dealer and investment adviser with the Securities and Exchange Commission ("SEC"), is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), and is licensed as a broker-dealer in all 50 states, Puerto Rico, the District of Columbia, and the Virgin Islands.

MMLIS is the parent company of MML Insurance Agency, LLC ("MMLIA"). MMLIA enables MassMutual agents to sell non-MassMutual insurance products and conducts business in all 50 states, Puerto Rico, and the District of Columbia.

MMLIS is the parent company of MMLISI Financial Alliances, LLC ("MFA"). MFA is a Delaware Series limited liability company that was formed to facilitate referrals made by certain professional firms ("Series A members") to MMLIS, MMLIA, and MassMutual, for products and services. Prior to September 30, 2016, MMLIS owned a 51% controlling interest in MFA and the Series A members collectively owned the remaining 49%. On September 30, 2016 the membership interests for all active Series A members were terminated, at which time MMLIS's ownership interest increased to 100%. As part of the termination agreement, revenues earned by MFA for the four-year period ending September 30, 2020 were allocated to the terminated Series A members and MMLIS. Beginning October 1, 2020, all revenues earned by MFA are allocated solely to MMLIS. As of December 31, 2020, MFA is in the process of being liquidated.

MMLIS and MMLIA are organized as limited liability companies pursuant to the Massachusetts Limited Liability Act. The sole member of MMLIS is MassMutual Holding, LLC ("MMH"), whose sole member is MassMutual. For federal and most state tax purposes, MMLIS and MMLIA are treated as single member limited liability companies disregarded as separate entities from their sole owners. The financial results of MFA are included with MMLIS for federal and most state tax purposes (see Note 11). MMLIS, MMLIA, and MFA are collectively referred to herein as the "Company."

MML Investors Services, LLC and Subsidiaries

Notes to Consolidated Statement of Financial Condition
December 31, 2020
(Dollars in thousands)

(2) Summary of Significant Accounting Policies

The significant accounting policies are as follows:

Basis of Presentation and Principles of Consolidation

The consolidated financial statements include the accounts of MMLIS, MMLIA, and MFA. MMLIS consolidates entities over which it exercises control and has a greater than 50% ownership interest. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). All material intercompany accounts and transactions have been eliminated.

The preparation of financial statements in conformity with GAAP requires the use of estimates. Accordingly, certain amounts in these financial statements contain estimates made by management. Actual amounts could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company maintains its operating cash in bank deposit accounts, which may exceed federally insured limits. The Company has not experienced any losses on such accounts. The Company invests excess cash in money market mutual funds managed by unrelated third parties, which are classified as cash equivalents. At December 31, 2020, there was $50,355 invested in money market mutual funds, which are recorded at net asset value. Cash segregated under federal regulations includes funds held in a separate bank account for the exclusive benefit of MMLIS's customers, in accordance with Rule 15c3-3 of the SEC (see Note 5).

Revenue Recognition and Related Expense

Commissions, Trail commissions, Investment advisory fees, and Other income from customers, which includes distribution fees, marketing support and strategic partnership revenue, and financial planning fees, are earned from contracts with customers. Revenue from contracts with customers is measured based upon the consideration specified in the contract and excludes any sales incentives and amounts collected on behalf of third parties.

The Company recognizes revenue from customers when it satisfies the performance obligation of transferring control over a service to a customer. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer.

MML Investors Services, LLC and Subsidiaries

Notes to Consolidated Statement of Financial Condition
December 31, 2020
(Dollars in thousands)

Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal of cumulative revenue will not occur. This arises when there are no significant uncertainties with the transaction price. When variable consideration is included in the transaction price, the Company considers the range of possible outcomes, the predictive value of our past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the actions of its customers (See Note 3).

For securities held in brokerage accounts, the Company uses National Financial Services, LLC ("NFS") as clearing agent and custodian to process customer trades and hold customer funds.

Certain amounts received by the Company from NFS, associated with costs incurred by MSI Financial Services, Inc. ("MSI") to change clearing firms (which occurred prior to MSI merging with MMLIS in March 2017), are subject to reclaim by NFS if the Company terminates the clearing agreement before October 2024, the end of the initial nine year term. Certain other amounts received from NFS are fully earned by the Company after a specified period following receipt. Accordingly, such amounts are recognized as revenues on a straight-line basis over the claw-back periods. The unearned portion of such payments totaling $23,379 is included in Deferred revenue on the Consolidated Statement of Financial Condition ("Statement of Financial Condition").

Fair Value of Financial Instruments

The reported carrying values of financial instruments, including cash equivalents, receivables, and payables, approximate their fair values because of the short maturities of these assets and liabilities.

The Company's financial assets subject to credit losses are its receivables from registered representatives, which represent commission payments that are due back to the Company. The receivable is recorded at its amortized cost and is included in Prepaid expenses and other assets on the Statement of Financial Position. In monitoring the credit quality of the receivable, the Company records an allowance for credit losses to reflect the expected amount that will be collected. The allowance is calculated based on collection experience for both active and termed registered representatives. Consideration for future events is not a specific factor in calculating the reserve due to the nature of the receivable.

At December 31, 2020, the receivable from registered representatives totaled $338, which is net of an allowance for credit losses of $974.

MML Investors Services, LLC and Subsidiaries

Notes to Consolidated Statement of Financial Condition
December 31, 2020
(Dollars in thousands)

Income Taxes

Income taxes are based upon the Company's best estimate of its current and deferred tax assets and liabilities. MFA is a disregarded entity of MMLIS. As such, all MFA income and related taxes are included in MMLIS's financial results.

Deferred income taxes are provided for temporary differences that exist between financial reporting and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company's temporary differences primarily include accrued liabilities and prepaid expenses. The effective tax rate is different from the prevailing corporate U.S. federal tax rate primarily due to permanent differences caused by items such as state taxes.

Errors and Omissions Claims/Recoveries

The Company records costs associated with errors and omissions claims as incurred. Recovery of such costs may be received from registered representatives, MassMutual general agents, or from errors & omissions insurance.

New Accounting Pronouncements

On January 1, 2020, the Company adopted Accounting Standard Update ("ASU") No. 2016-13, *Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*, which is effective for periods beginning after December 15, 2019. This guidance adopts the current expected credit loss ("CECL") impairment model which only applies to financial assets carried at amortized cost, including mortgage loans, equipment loans, held to maturity debt securities, and trade, lease, reinsurance and other receivables. CECL is based on expected credit losses rather than incurred losses. CECL is defined as an estimate of all contractual cash flows not expected to be collected from a recognized financial asset (or group of financial assets) or commitment to extend credit. In determining the expected credit loss, the Company is required to consider (a) all available information including historical, current and reasonably supportable forecasts; (b) the entire contractual term of the financial asset; and (c) the time value of money. An estimate of expected credit losses always reflects both the possibility that a credit loss results and the possibility that no credit loss results. Accordingly, this guidance prohibits an entity from estimating expected credit losses solely on the basis of the most likely outcome. Therefore, all financial assets within scope of CECL will have a credit loss allowance. Since the Company has historically recorded an allowance for credit losses against its financial assets that are held at amortized cost, a cumulative effect adjustment to retained earnings was not required. As such, the impact of this guidance did not have a significant effect on the Company's consolidated financial statements.

MML Investors Services, LLC and Subsidiaries

Notes to Consolidated Statement of Financial Condition
December 31, 2020
(Dollars in thousands)

(3)   Revenues from Contracts with Customers

The following provides detailed information on the recognition of the Company's revenue from contracts with customers.

Commission revenue is earned by the Company as the broker-dealer intermediary on the sale of mutual funds and variable products, and for the sale, execution and settlement of securities transactions within brokerage accounts for customers. This revenue, as well as the related commission, clearing, and distribution costs to fulfill, are recorded at a point in time on trade date, as the performance obligation is satisfied when the securities transactions occur. Commission revenue is primarily earned based upon transaction-based pricing as a percentage of the related sales, payment of which is generally received in arrears either on a weekly or a monthly basis. The Company estimates its accruals for revenues earned from mutual fund sales based upon historical cash receipts over the period from trade date to settlement date. Commission revenue is also earned for supervision and oversight over the distribution of variable products issued by MassMutual. This revenue, as well as the related commission costs to fulfill, is recorded at a point in time as the performance obligation is satisfied when the variable product is issued or renewed (see Note 4). Commissions payable associated with mutual fund and variable product sales is accrued concurrently using the actual payout rate.

Trail commission revenue, which represents asset-based 12b-1 fees paid to the Company by open-end mutual fund companies as well as insurance carriers for variable annuities, are determined based upon the 12b-1 fee rate and average assets under management. These revenues represent a series of distinct services that are substantially the same and have the same pattern of transfer. Services are provided on a daily basis, which represents a performance obligation that is satisfied over time. The Company uses the same measure of progress to determine consideration. Trail revenues are a form of variable consideration since the fees the Company is entitled to vary based upon the customer maintaining assets in their account. Related commission expenses are recognized as the revenue is earned. The Company estimates its accruals for revenues earned in arrears based upon historical cash receipts or assets under management in current and prior periods, as applicable. Commissions payable are accrued concurrently using the actual payout rate.

Investment advisory fee revenue, which represents asset based fees paid by customers for advisory and referral services related to investments in managed account programs, are determined based upon a percentage of assets under management and represent a series of distinct services that are substantially the same and have the same pattern of transfer. Services are provided to the customer on a daily basis, which represents a performance obligation that is satisfied over time as the customer simultaneously receives and consumes the benefits provided by the Company. The Company uses the same measure of progress to determine when the consideration should be recognized. Payments are generally received in advance on a quarterly basis and are recognized evenly throughout the quarter. Investment advisory revenues are a form of variable consideration since the fees the Company is entitled to vary based upon fluctuations related to market performance and the ambiguity related to investor behavior. As such, the revenue is constrained until each month-end when a portion of the revenue becomes known. Related commission expenses, which are a cost to fulfill, are recognized as the revenue is earned. The Company estimates its accruals for revenues received in arrears based upon the volume of transactions, cash receipts, or assets under management in current and prior periods, as applicable. Commissions payable are accrued concurrently using the actual payout rate.

MML Investors Services, LLC and Subsidiaries

Notes to Consolidated Statement of Financial Condition
December 31, 2020
(Dollars in thousands)

Other income from customers includes distribution fees, marketing support and strategic partnership revenue, and financial planning fees.

Distribution fees represent fees paid to the Company by MassMutual in connection with underwriting and servicing related to the promotion, offering, marketing, and distribution of MassMutual proprietary variable products. Services are provided on a daily basis, which represents a performance obligation that is satisfied over time. Fees are calculated based on actual expenses incurred and are billed and received monthly in the month the services are performed. (See Note 4).

Marketing support and strategic partnership revenue represents fees paid to the Company by product sponsors, generally mutual fund and variable life and annuity issuers, based on either prior or anticipated sales of their products or an agreed upon amount. Services provided may include training, educational conferences, and sales material that support the product sponsors offerings. These services are provided on a daily basis, which represents a performance obligation that is satisfied over time. The Company estimates its accruals for revenues earned based upon either cash trending for sales agreements or actual cash receipts for flat fee agreements. Payments are generally received quarterly. There are no costs to obtain or fulfill the contract associated with this revenue.

Financial planning fees are paid by customers for providing them with financial planning services. The customer may pay the fee up front, over a period of time, or upon receipt of the financial plan. The performance obligation is satisfied upon delivery of the financial plan, generally within six months, at which time revenue is recognized. Related commission expenses, which are a cost to fulfill, are recognized as the revenue is earned. MMLIS records deferred revenue, which is a contract liability, when consideration is received in advance of providing financial planning services. Deferred financial planning fees are included in Deferred revenue on the Statement of Financial Condition and are recognized in the subsequent year.

Contract Assets

The timing of the Company's revenue recognition may differ from the timing of payment by its customers. The Company records receivables when revenue is recognized prior to payment and it has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records prepaid commission expense associated with the advance payment, which is included in Prepaid expenses and other assets on the Statement of Financial Condition, until the performance obligations are satisfied.

MML Investors Services, LLC and Subsidiaries

Notes to Consolidated Statement of Financial Condition
December 31, 2020
(Dollars in thousands)

The Company recorded the following contract assets at December 31, 2020 and 2019:

	2020	2019
Commissions, trails, and other receivables	$ 39,521	$ 40,520
Commissions, trails, and other receivables from related parties	6,423	6,480
Prepaid financial planning commissions	10,154	5,884
Total Contract Assets	$ 56,098	$ 52,884

Changes in contract assets are the result of ordinary business activities.

Contract Costs

The Company incurred transaction-related costs to fulfill its contracts with customers for which the following contract liabilities were recorded at December 31, 2020 and 2019:

	2020	2019
Commissions payable	$ 73,323	$ 65,932
Distribution support payable to MassMutual	1,128	874
Deferred financial planning fees	10,796	6,377
Total Contract Liabilities	$ 85,247	$ 73,183

All Deferred financial planning fees and related prepaid commissions at December 31, 2019 were recognized in 2020. Changes in contract liabilities are the result of ordinary business activities.

(4) Related Party Transactions and Agreements

Through underwriting and service agreements, MMLIS is either the retail distributor or the principal underwriter of certain variable life insurance policies and variable annuity contracts issued by MassMutual and its direct and indirect wholly-owned subsidiaries C.M. Life Insurance Company ("C.M. Life") and MML Bay State Life Insurance Company ("MML Bay State"), respectively. In addition, MMLIS is the sub-distributor of the MassMutual Premier Funds and MassMutual Select Funds (the "MassMutual Funds") and is placement agent for certain unregistered private placement life insurance and annuity contracts issued by MassMutual. MassMutual agents and brokers who are MMLIS registered representatives sell these above referenced policies, contracts, funds, and private placements for which they receive commissions.

9

MML Investors Services, LLC and Subsidiaries

Notes to Consolidated Statement of Financial Condition
December 31, 2020
(Dollars in thousands)

MMLIS provides broker-dealer and distribution services related to retirement products offered by MassMutual through its Individual Retirement Account ("MMIRA") Program, for which MMLIS earned commissions in 2020. MMLIS incurred distribution support costs from services provided by MassMutual in 2020 associated with this program.

In accordance with the terms of MMLIS's agreement with MassMutual for the distribution and servicing of registered 401(k) retirement products, MMLIS earned commission and trail revenue in 2020 and incurred distribution support costs from services provided by MassMutual equal to these revenues.

Invesco Distributors, Inc. ("IDI") is a related party of the Company, per Accounting Standards Codification ("ASC") 850, *Related Party Disclosures,* through MassMutual's ownership and significant influence over IDI's parent, Invesco, Ltd. MMLIS receives trail commissions from IDI as a result of client investment selections that are available in MassMutual retirement products purchased in connection with IRA rollovers and its Retirement Management Account ("RMA") program. In 2020, MMLIS earned trail commission revenues related to the IRA rollovers and the RMA program and paid distribution support costs equal to these revenues to MassMutual.

On December 31, 2020, MassMutual completed the sale of its retirement plan business to Great-West Life & Annuity Insurance Company (Great-West). MMLIS will no longer provide broker-dealer and distribution services related to the above retirement products.

Pursuant to the distribution and servicing agreements noted above with MassMutual, C.M. Life, and MML Bay State, MMLIS is also compensated for distribution services.

MMLIS earned commissions and trail commissions in 2020 from IDI. The commissions are paid in accordance with the terms of the prospectuses of the individual funds. In addition, the Company earned marketing support from IDI in 2020.

MMLIS has an agreement with the MassMutual Trust Company, FSB ("MMTC"), a wholly-owned subsidiary of MassMutual, for the solicitation and referral of trust fiduciary services. Under the terms of the agreement, MMLIS earned referral fees from client assets invested through MMTC.

All employees of the Company are direct employees of MassMutual. Employee related costs are charged to the Company as part of Management fee expense, in accordance with an intercompany service agreement with MassMutual. For purposes of disclosure within these statements, MassMutual employees who perform work for the Company are referred to as MMLIS employees.

Notes to Consolidated Statement of Financial Condition
December 31, 2020
(Dollars in thousands)

MMLIS's eligible employees and retirees are covered by MassMutual's employees' benefit plans, which provide benefits for certain of its active and retired employees. These benefit plans include funded and unfunded non-contributory defined benefit pension plans, funded (qualified 401(k) thrift savings) defined contribution plans, disability plan, and life and health insurance that is provided through group insurance contracts, some of which are issued by MassMutual. These plans comply with the requirements established by the Employee Retirement Income Security Act of 1974 ("ERISA"). As the plan's sponsor, MassMutual retains the liabilities. MMLIS funds the costs of these plans as they are incurred, which are settled on a monthly basis.

Applicable information regarding the actuarial present value of vested and non-vested accumulated plan benefits and the net assets of the plan available for benefits is omitted, as the information is not separately available for the Company's participation in the pension plan.

MassMutual provides certain life insurance and healthcare benefits (other post-retirement benefits) that cover MMLIS's eligible retired employees and their beneficiaries and covered dependents. The healthcare plan is contributory; a portion of the basic life insurance plan is noncontributory. These benefits are funded by MassMutual as the benefits are provided to the participants. In addition, MassMutual provides access to health insurance coverage for covered retirees and their dependents through a private insurance marketplace, along with a company-funded health reimbursement account.

MassMutual provides retiree life insurance coverage for the Company's eligible employees, who as of January 1, 2010, were age 50 with at least 10 years of service or had attained 75 points, generally age plus service, with a minimum of 10 years of service.

The Company has service agreements with MassMutual that provide for the performance by MassMutual of certain services for the Company including, but not limited to, information systems, benefit plan administration, payroll, legal, compliance, licensing, cash management, and other general corporate services for which MMLIS is charged a management fee. While management believes that these fees are calculated on a reasonable basis, they may not be indicative of the costs that would have been incurred on a stand-alone basis.

MMLIS provides services to MML Strategic Distributors, LLC ("MSD") and MML Distributors, LLC ("MMLD"), both wholly-owned subsidiaries of MassMutual, including, but not limited to, accounting and other general corporate services. Under the service agreements, MSD and MMLD pay management fees to MMLIS for these services.

MML Investors Services, LLC and Subsidiaries

Notes to Consolidated Statement of Financial Condition
December 31, 2020
(Dollars in thousands)

Receivables and Payables to Related Parties

Receivables from related parties consist of the following as of December 31, 2020:

Commissions due from MassMutual	$	3,499
Referral fees due from MMTC		1,110
Management fees due from MMLD		13
Management fees due from MSD		5
Other due from MassMutual		78
Receivables from related parties	$	4,705

In addition, commissions, trails, and marketing support receivables from related parties of $2,924 are included in Commissions and other receivables on the Statement of Financial Condition.

Payables to related parties consist of the following as of December 31, 2020:

Management fees due to MassMutual	$	17,315
Distribution support and other costs due to MassMutual		2,326
Secured Demand Note interest due to MassMutual Holding		19
Payables to related parties	$	19,660

Related party receivables and payables are reviewed monthly. Certain management fees are net settled against distribution fees in the current month. All other intercompany balances are generally settled in the following month.

The Company reviews current and future capital needs with its parent on at least an annual basis to ensure that adequate capital is maintained.

(5) Customer Protection Reserve under SEC Rule 15c3-3

As a fully computing broker-dealer registered with the SEC, MMLIS is subject to the SEC's Customer Protection rule ("Rule 15c3-3") and is required to maintain a separate bank account designated as "Special Account for the Exclusive Benefit of Customers of MML Investors Services, LLC" for customer funds received. As of December 31, 2020, the balance in this account totaled $5,035, which is in excess of the required balance, and is included in Cash segregated under federal regulations on the Statement of Financial Condition.

MML Investors Services, LLC and Subsidiaries

Notes to Consolidated Statement of Financial Condition
December 31, 2020
(Dollars in thousands)

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(6) Net Capital Requirements

As a broker-dealer, MMLIS is subject to the SEC's Uniform Net Capital rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of Rule 15c3-1 and other regulatory requirements. In addition, in accordance with FINRA Rule 4110, equity capital may not be withdrawn for a period of one year after a contribution is made, unless otherwise permitted by FINRA, nor may a dividend be paid in any rolling 35-calendar-day period that would exceed 10 percent of excess net capital. The Company operates under the alternative standard of calculating its minimum net capital, which requires the Company to maintain as its capital the greater of $250 or 2% of aggregate debits used in computing its reserve requirement. Accordingly, the minimum net capital required is $250. At December 31, 2020, the Company had net capital of $121,341, which was $121,091 in excess of its required net capital.

Certain net assets of MMLIA are included as allowable capital in the consolidated computation of MMLIS's net capital since these assets of the wholly owned subsidiary are readily available for the protection of the Company's customers, broker-dealers, and other creditors, as permitted by SEC Rule 15c3-1.

MFA is accounted for using the equity method of accounting for the purpose of filing MMLIS's FOCUS Report with FINRA, in accordance with FINRA regulations, and is included as a non-allowable asset in the computation of the Company's net capital.

The following is a summary of certain financial information for MFA that is not included in MMLIS's net capital computation in its FOCUS Report as of December 31, 2020:

	MFA
Assets	$ 69
Liabilities	$ 4
Equity	$ 65

(7) Secured Demand Notes

The Company holds four Secured Demand Note Collateral Agreements ("SDN") with MMH pursuant to which MMH transferred securities and/or cash to the Company to collateralize MMH's obligation to lend $150,000 ($37,500 per SDN) to the Company. The agreements are scheduled to mature on May 14, 2021, May 15, 2023, May 15, 2025, and May 14, 2027, respectively. (See note 12).

At December 31, 2020, the collateral for the outstanding SDNs consisted of U.S. Government securities and cash equivalents with a fair value approximating $228,694. The Company has not exercised its right to sell or repledge the collateral.

Notes to Consolidated Statement of Financial Condition
December 31, 2020
(Dollars in thousands)

The corresponding liabilities, "Subordinated liabilities under secured demand note collateral agreements," on the Statement of Financial Condition are subordinate to the claims of general creditors. To the extent that subordinated borrowings are required for the Company's continued compliance with the minimum net capital requirements under Rule 15c3-1, they may not be repaid.

(8)   Litigation, Regulatory Inquiries, Commitments and Contingencies

The Company is involved in litigation arising in and out of the normal course of business, including, but not limited to, alleged registered representative misconduct, which seeks both compensatory and punitive damages. The Company is, from time to time, also involved in regulatory investigations, inquiries, and internal reviews, certain of which are ongoing. In all such regulatory matters, the Company has and is cooperating fully with the applicable regulatory agency or self-regulatory organization.

The Company evaluates the need for accruals of loss contingencies for each matter. When a liability for a matter is probable and can be estimated, the Company accrues an estimate of the loss and related insurance recoveries, if any. An accrual is subject to subsequent adjustment as a result of additional information and other developments. The resolution of matters are inherently difficult to predict, especially in the early stages of the matter. Even if a loss is probable, due to many complex factors, such as speed of discovery and the timing of court decisions or rulings, a loss or range of loss may not be reasonably estimated until the later stages of the matter. For matters where a loss is material and it is either probable or reasonably possible, then it is disclosed. For matters where a loss may be reasonably possible, but not probable, or is probable but not reasonably estimated, no accrual is established, but the matter, if material, is disclosed. As of December 31, 2020, the Company has $7,321 included in Accounts payable and accrued expenses on the Statement of Financial Condition for accrued loss contingencies.

On February 16, 2021, a putative class action was filed in the U.S. District Court for the District of Massachusetts against the Company including allegations relating to personal trading in GameStop securities by a former employee and the Company's alleged failure to supervise the individual. The Company intends to vigorously defend itself.

In the normal course of business, the Company indemnifies and guarantees clearing agents against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. Pursuant to the terms of the agreements between the Company and the clearing agents, the clearing agents have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that since it only trades with customer invested funds, that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications as of December 31, 2020. In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations.

MML Investors Services, LLC and Subsidiaries

Notes to Consolidated Statement of Financial Condition
December 31, 2020
(Dollars in thousands)

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(9) Broker's Bond

The Company carries a broker's blanket fidelity bond in the amount of $2,000. In addition, the Company is afforded additional coverage under the MassMutual Corporate Fidelity Bond Program in the amount of $100,000.

(10) Deferred and Incentive Compensation Plans

Nonqualified deferred compensation plans (unfunded defined contribution plans) are offered by MassMutual allowing certain executives to elect to defer a portion of their compensation.

Key employees of the Company are eligible to participate in a long-term incentive compensation plan sponsored by MassMutual. An individual employee's participation may vary from one cycle to the next based on performance, impact on organization and relative contribution. Awards vest over three years, at which time they are paid in cash, and are subject to forfeiture in the event of termination prior to vesting (other than retirement, death, disability or job elimination).

A short-term incentive compensation plan exists that is offered to substantially all employees not covered by another incentive plan. Employees are eligible for an annual bonus based upon certain factors, including individual and company performance.

MMLIS records the costs of these plans as they are incurred on a monthly basis. The costs associated with these plans are settled on an annual basis, or such other time after payment is made to the employees.

(11) Income Taxes

The Company is included in a consolidated U.S. federal income tax return with MassMutual and its eligible U.S. subsidiaries. The Company also files income tax returns in various states. MassMutual, and its eligible subsidiaries and certain affiliates (the "Parties"), including the Company, have executed and are subject to a written tax allocation agreement (the "Agreement"). The Agreement sets forth the manner in which the total combined federal income tax is allocated among the Parties. The Agreement provides the Company with the enforceable right to recoup federal income taxes paid in prior years in the event of future net losses that it may incur. Further, the Agreement provides the Company with the enforceable right to utilize its net losses carried forward as an offset to future net income subject to federal income taxes.

The Internal Revenue Service ("IRS") has completed its examination of the years 2016 and prior. The IRS commenced its exam of years 2017-2018 in October 2020. The Company does not expect a material change in its financial position or liquidity as a result of the audit.

MML Investors Services, LLC and Subsidiaries

Notes to Consolidated Statement of Financial Condition
December 31, 2020
(Dollars in thousands)

Companies generally are required to disclose unrecognized tax benefits, which are the tax effect of positions taken on their tax returns which may be challenged by the various taxing authorities, in order to provide users of financial statements more information regarding potential liabilities. Management has determined that no reserves for material uncertain tax positions are required at December 31, 2020.

The tax effects of temporary differences that give rise to significant portions of the deferred tax liabilities and deferred tax assets as of December 31, 2020 are as follows:

Deferred tax assets:	
Legal and other accruals	$ 2,699
Deferred revenue	5,263
Total deferred tax assets	7,962
Deferred tax liabilities:	
Prepaid commissions	2,286
Prepaid expenses	323
Total deferred tax liabilities	2,609
Net deferred tax asset	$ 5,353

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the amount of taxes paid in prior years, scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in this assessment. The Company has established valuation allowances when it is more likely than not that deferred tax assets will not be realized.

(12) Subsequent Events

The Company has evaluated subsequent events through February 18, 2021 the date the financial statement was available to be issued. The following event has occurred subsequent to the balance sheet date and before the date of evaluation:

In January 2021, the Company amended the terms for three of its SDN agreements that mature on May 15, 2023, May 15, 2025, and May 14, 2027, respectively, to extend the maturity date of each agreement by one year and to include an auto-renew provision.